SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                               (Amendment No.1 )*


                      Security Capital Group Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Class A Common Stock; par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   81413P1057
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-(c)

          [_]  Rule 13d-1(d)


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Commerzbank AG, Grand Cayman Branch
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
                                                                       -


________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Federal Republic of Germany
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0 shares of Class A Common Stock
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0 shares of Class A Common Stock
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0 shares of Class A Common Stock
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

     (a) Name of Issuer: The name of the issuer is Security Capital Group Incorporated.

     (b) Address of Issuer's Principal Executive Offices: The address of the issuer's principal executive office is 125 Lincoln Avenue, Santa Fe, New Mexico, 87501.


Item 2.

     (a) Name of Person Filing: This Schedule is being filed by Commerzbank AG, Grand Cayman Branch.

     (b) Address of Principal Business Office:

               2 World Financial Center
               New York, NY  10281-1050

     (c) Citizenship: Commerzbank AG is organized under the laws of the Federal Republic of Germany.

     (d) Title of Class of Securities: The title of the class of securities is Class A Common Stock, par value $.01 per share.

     (e) CUSIP Number: The CUSIP number is 81413P1057.


Item 3. This statement is filed pursuant to Rule 13d-1(c).
        -------------------------------------------------


Item 4.  Ownership
         ---------

     (a) Amount Beneficially Owned: Commerzbank AG, Grand Cayman Branch, has beneficial ownership of 0 shares of the issuer's Class A Common Stock, par value $0.01 per share.

     (b)The percent of Class A Common Stock beneficially owned is 0%.

     (c) Commerzbank AG, Grand Cayman Branch, (i) has sole power to vote or to direct the vote of 0 shares; (ii) has shared power to vote or to direct the vote of 0 shares; (iii) has sole power to dispose or to direct the disposition of 0 shares; and (iv) has shared power to dispose or to direct the disposition of 0 shares.


Item 5.  Ownership of Five Percent or Less of a Class
         --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person
         ---------------------------------------------------------------

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
        ------------------------------------------------------------

         Not applicable.


Item 8. Identification and Classification of Members of the Group
        ---------------------------------------------------------

         Not applicable.


Item 9.  Notice of Dissolution of Group
         ------------------------------

         Not applicable.


Item 10. Certification
         -------------

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                           Date: March 23, 1999
                                                 --------------

                              COMMERZBANK AG, GRAND CAYMAN BRANCH


                              By:  /s/ James Henry          /s/ Steven A. Troyer
                                   ---------------------------------------------
                                   Signatures

                              Names:   James Henry              Steven A. Troyer
                                   ---------------------------------------------

                              Titles:  Senior Vice President    Vice President
                                   ---------------------------------------------